Exhibit 99.2

British Columbia Securities Commission

BY EMAIL ONLY:

gerry@siyatamobile.com

April 03, 2023

Party # 76468

Siyata Mobile Inc.

1001 Lenoir St Suite A-414,

Montreal, QUE, H4C 2Z6, Canada

Dear Sir or Madam:

Siyata Mobile Inc. – Annual filings for period ended December 31, 2022

We have identified the following deficiencies for the year ended December 31, 2022:

1a. - Failure to file annual financial statements.

1c. - Failure to file an annual or interim management’s discussion and analysis (MD&A) or annual or interim management report of fund performance (MRFP).

1e. - Failure to file a certification of annual or interim filings required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109).

3 - Failure to pay a fee required by the Act or the regulations.

Please correct the deficiencies by filing the required materials. We have noted Siyata Mobile Inc. on our list of defaulting issuers. In addition, the Company will be noted in default on the reporting issuer list, or default list, of each jurisdiction of Canada in which it is a reporting Issuer to the extent that such jurisdiction maintains a list.

Failure to correct the above noted deficiencies may result in further action including the issuance of a Cease Trade Order.

Please contact me at 604-899-6551 or email finreport@bcsc.bc.ca if you have any questions.

Yours truly,

Christine Zenith

Financial and Insider Reporting

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca

P.O. Box 10142, Pacific Centre, 701 West Georgia Street Vancouver, BC, Canada V7Y 1L2